PARNASSUS FUNDS II

PARNASSUS CORE EQUITY FUND

AMENDED AND RESTATED EXPENSE CAP AGREEMENT

This Amended and Restated Expense Cap Agreement, made and effective as of April 30, 2025, is between Parnassus Investments, LLC, as investment adviser (the “Adviser’’), and Parnassus Funds II (the “Trust”).

WHEREAS, the Trust is comprised of the following Funds: the Parnassus Core Equity Fund, the Parnassus Core Select ETF, the Parnassus Value Select ETF, and the Parnassus Fixed Income Fund, and

WHEREAS, the Parnassus Core Select ETF and Parnassus Value Select ETF are subject to a separate expense cap agreement, and the Parnassus Fixed Income Fund is being liquidated, and as a result this agreement is limited to the Parnassus Core Equity Fund, and

WHEREAS, the Adviser has been reimbursing the Fund for expenses that exceed certain voluntary expense limits; and

WHEREAS, the Adviser wishes to change its voluntary agreement to limit expenses of the Fund and waive certain fees, and commit to those limits for a period of time; and

WHEREAS, shareholders of the Fund benefit from any expense limits agreed to by the Adviser.

NOW, THEREFORE, the Trust and the Adviser agree to expense limits and fee waiver on the annual operating expenses of the Funds, as follows:

Fund	Expense Limits and Fee Waiver
Parnassus Core Equity Fund	(Expense Limits Effective as of 4/30/2025)
Investor Class	0.81% (as a percentage of average net assets)
Institutional Class	0.61% (as a percentage of average net assets)

The Adviser agrees to continue the foregoing expense limits through April 30, 2026.

IN WITNESS WHEREOF, the parties have signed this agreement as of the day and year first above written.

PARNASSUS INVESTMENTS

By:	/s/ Benjamin E. Allen
Name:	Benjamin E. Allen
Title:	CEO
Date:	March 26, 2025

PARNASUSS FUNDS II

By:	/s/ John V. Skidmore
Name:	John V. Skidmore
Title:	CEO
Date:	March 26, 2025